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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

adidas-Salomon Canada Launches Integrated Enterprise Portal With Magic Software’s eDeveloper

Project Yields Hard Cost Savings and Immediate Four to One Return on Investment

Irvine, California (January 20, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that adidas-Salomon AG’s Canadian subsidiary (adidas-Salomon Canada, responsible for the adidas, Salomon and Taylor Made/adidas Golf brands in Canada) has launched an innovative new enterprise portals at www.adidas.ca , www.tmag.ca,  www.salomonsports.ca, and www.adidas-salomon.ca,  using eDeveloper (www.magicsoftware.com/edeveloper) and integration technology from Magic Software.

The enterprise web portal integrates all business to consumer (B2C), business-to-business (B2B) and business-to-employee (B2E) functionality for the company’s three major brands: adidas, Salomon and Taylor Made, with sophisticated business process integration occurring between a trendy youth oriented website, a powerful IBM iSeries platform and a legacy HP 3000 system.

The site has been fully integrated into the global adidas-Salomon website www.adidas.com with functionality that is the envy of the company worldwide.

“Using eDeveloper we have refined and integrated our 3 distinct supply chains with B2C and B2B features like a sophisticated eCatalog and an SKU specific store locator, B2B features such as order and shipment tracking and on-the-fly invoice generation, and B2E features such as query bases sales analysis, and item master generation,” said Paul Leone, Vice President of Logistics and Information Technology at adidas-Salomon Canada. “In short, we have web enabled our entire enterprise IT infrastructure with hard cost-savings that put our immediate, provable ROI at four-to-one.”

The system has allowed adidas-Salomon Canada to reduce printing costs for retail catalogs by $100,000 annually and affect savings of from $30,000 to $40,000 annually by eliminating shrinkage and lost shipments through foolproof box-by-box electronic documentation of carton contents.

“But how can you put a price tag on the modernization of your entire enterprise? The benefits of delivering business on demand are enormous,” stated Leone. “When customers have complete visibility to their outstanding orders, recent shipments, UPC code, and browse our catalogues on line with real-time availability info, coupled with our internal employees having a wealth of newly developed tools at their fingertips, then this speaks volumes as to the value proposition that eDeveloper provides. Additionally, eDeveloper has become the glue that has joined these two rather disparate hardware platforms, in the IBM iSeries and the HP3000”.

“eDeveloper provides adidas-Salomon Canada with an agility that allows business rules to be implemented quickly in a manner that achieves efficiencies previously impossible, while leveraging investments in existing technology,” said Oren Inbar, CEO of Magic Software Enterprises North American Subsidiary. “Our message to customers is simple, to maximize return on investment in the shortest time, don’t replace legacy systems unless it is absolutely necessary. Instead, use eDeveloper to modernize applications and integrate into new technologies and systems.”

About adidas-Salomon AG

adidas-Salomon AG is the second largest manufacturer of sporting goods worldwide, with a global estimated market share of about 15%. Its products, which include leading brands such as adidas, Salomon, Taylor-Made (golf), Mavic (cycling), Bonfire (winter sports) and Erima (swimming), are present in all major markets around the world. The company employs approximately 13,000 globally. For more information, please visit the adidas-Salomon Canada website www.adidas.com/ca.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 20 January 2004